Exhibit 99.1

House Lease Contract

Lessor: Taicang Science and Technology Venture Park Co., Ltd. (hereinafter referred to as “Party A”)

Lessee: Suzhou Connect Biopharmaceuticals, Ltd. (hereinafter referred to as “Party B”)

In accordance with the Civil Code of the People’s Republic of China and other relevant provisions, Party A and Party B (individually a “Party” and collectively the “Parties”) have entered into this Contract through negotiation to clarify the rights and obligations of the Lessor and the Lessee. The location, area, term, payment of fees and rights and obligations of both Parties regarding the lease of the premises shall be governed by this Contract.

Article 1 Party A shall lease the 3rd and 4th floors of the East R&D Building at No. 6 Beijing West Road, Taicang City, to Party B for office use. Both Parties confirm that the building area of the premises is 2366.81 m2 (including, but not limited to, stairs, elevators, emergency exit, public passage and other public areas), and all expenses shall be calculated according to the area. No adjustment shall be made to the charged area of the premises during the term hereof unless agreed otherwise by both Parties, to which Party B has no objection.

Article 2 Lease term: from May 1, 2023 to April 30, 2026.

This Contract shall be terminated upon expiration. If Party B proposes to renew this Contract, it shall notify Party A in writing of its intention to renew this Contract one month prior to the expiration hereof. Party A shall decide whether to renew this Contract according to the relevant circumstances. If Party A agrees to renew this Contract, both Parties shall sign a separate premises lease agreement.

Article 3 House rent, enterprise management service fee and enterprise management services.

3.1. The rent shall be RMB 26/m2 per month, that is, RMB 61537.06/month; the enterprise management service fee shall be RMB 7100/month; therefore, the total amount shall be RMB 68637.06/month.

3.2. In order to facilitate Party B to enter the Taicang Science and Technology Venture Park & Overseas Student Venture Park for development, Party A may provide Party B with the following additional services. Nevertheless, regardless of whether Party A provides such services or not, it shall not affect the normal collection of enterprise management service fee:

(1)
“One-stop” services such as business registration and bank account opening for domestic companies;
(2)
Consulting services such as including but not limited to annual inspection of enterprises;
(3)
Relevant policy-related consulting services and assistance in obtaining policy-based preferences;
(4)
Assistance in application for scientific research projects and funds;
(5)
Management consulting services such as corporate structure and governance model;
(6)
Market development support, business negotiation assistance, enterprise and product promotion and other services, so as to promote the connection between products and channels, and between enterprises and markets;
(7)
Investor recommendation, investment plan selection and other services, so as to promote the connection between capital and projects;

(8)
New product development consulting, project evaluation, follow-up technical assistance, enterprise-university-research institute cooperation promotion and other services;
(9)
Related services under the Interim Provisions on Park Management.

3.3. Party A is not a state-owned enterprise or a state holding enterprise, but a private enterprise. Under certain circumstances (such as the epidemic situation), if the government issues a rent reduction policy only for enterprises settled in state-owned (state holding) parks, the corresponding policy shall not be implemented since Party A is not covered by such policy, to which Party B has no objection.

Article 4 Payment method of rent and enterprise management service fee.

Mode of payment: quarterly payment; three months’ rent and enterprise management service fee shall be paid within 5 working days from the date of signing this Contract (thereafter every three months shall be a payment cycle). Fifteen days before the end of the third month during the first cycle, three months’ rent and enterprise management service fee for the next cycle shall be paid, and the rest may be deduced by analogy. Party A shall issue an invoice after Party B makes the payment.

During the lease term, Party B shall not, for any reason, deduct the rent, enterprise management service fee and other expenses that it must pay to Party A in advance.

Party B shall remit the rent and other expenses to the following account before the payment date agreed herein, and shall not delay or refuse the payment for no collection.

Account for Party A to collect rent, enterprise management service fee and other expenses:

Account name: Taicang Science and Technology Venture Park Co., Ltd

Opening bank: Taicang Sub-branch of China CITIC Bank

Account number: 7324710182800018835

Party A’s acceptance of Party B’s rent and other expenses shall not be construed as a waiver of legal liability resulting from Party B’s breach. Party B shall not use this as a defense to exempt liability for breach.

When Party B makes a payment, if there are previously unpaid utilities, late fees, enterprise management service fee or rent, Party A may deduct the aforementioned fees in accordance with the above order.

Article 5 Security deposit

5.1. In order to ensure that Party B fully performs this Contract, the leased premises and the ancillary facilities are safe and intact, and Party B returns the premises on time and applies for the relocation of the business license (upon expiration or termination of this Contract), Party B agrees to pay one month’s rent and enterprise management service fee to Party A as deposit upon signing this Contract. During the lease term, before this Contract is terminated and the formalities for the return of the premises are completed, there shall be no requirement for using the deposit to offset the rent, enterprise management service fee, utilities and other expenses payable shall be made. After receiving the deposit, Party A shall issue a receipt to Party B.

5.2. Party A shall have the right to directly deduct from the deposit under any of the following circumstances:

(1)
If Party B infringes or violates administrative laws and regulations and causes losses to Party A or any third party, Party A may withhold part or all of the deposit to offset the economic losses suffered by Party A or the third party;
(2)
Party B’s lease must comply with the relevant property management requirements; otherwise, Party A shall have the right to deduct from the deposit depending on the circumstances.

5.3. Where Party A has the right to deduct from the aforesaid deposit as agreed herein, and as a result, the amount of the deposit becomes insufficient, Party B shall make up the difference within 7 days upon receipt of

Party A’s written notice; otherwise, Party B shall pay Party A liquidated damages equal to 0.1% of the amount payable for each day overdue. If the difference is not made up within 30 days after the deadline, Party B shall be deemed to have breached this Contract and Party A shall have the right to terminate this Contract without any liability.

5.4. The deposit shall not be refunded under any of the following circumstances:

(1)
Party B damages the leased premises, or the ancillary facilities and equipment, and refuses to compensate according to the price;
(2)
This Contract is terminated due to Party B’s breach, or Party B unilaterally terminates this Contract in advance;
(3)
Party B has debts to a third party in the course of business operations, which affect the lease or use of Party A’s premises.

5.5. Upon the expiration of the lease term, Party B shall settle the outstanding fees. If there is no loss caused to Party A, no lawsuit or arbitration filed by any third party or other outstanding matters, and Party B has vacated all movable items (the decoration status quo of the premises upon return shall not be damaged, or the premises shall be restored to the original state as required by Party A), completed the formalities for the return of the premises, handover of water, electricity and business license, and other formalities for moving out, Party A shall return the deposit (if any deduction has been made, the remaining deposit after the deduction) to Party B in one lump sum without interest within 15 working days after the relevant fees are settled.

5.6. The deposit has nothing to do with the rent, enterprise management service fee and utilities paid by Party B during the performance of this Contract and is only used as a guarantee for the safety and integrity of the leased premises and equipment and facilities, and for Party B to return the premises and complete the formalities for handover of the premises on time. Party B shall not use it to evade the obligation of paying rent, enterprise management service fee and utilities, nor shall it use the deposit for external guarantee or transfer the deposit.

Article 6 Rights and Obligations of Party A

6.1. Party A shall provide good office space, ensure the supply of water and electricity, and in case of any problems, resolve issues timely. The utilities to be borne by Party B shall be collected and paid by Party A. Party B shall make the payment for utilities in time as required by Party A. During the lease term, Party A shall have the right to stop the supply of water, electricity and other services in case of any breach by Party B, or upon rescinding or terminating this Contract, and any loss caused thereby shall be borne by Party B. Party B hereby agrees not to claim damages from Party A, and Party B’s obligation to pay the rent in full in accordance with this Contract shall not be exempted or waived.

6.2. Party A shall be responsible for repairing the premises and ensure Party B’s normal and safe use of the premises. Party A’s responsibility for the maintenance of the premises shall be limited to the original structure of the premises, power supply lines that have not been modified by Party B and public areas. Party A shall also be responsible for public area management services.

6.3. Party A shall not be liable for any instability or interruption of services such as water, electricity and network due to factors beyond Party A’s control, but shall try it best to take effective measures to reduce the impact and loss caused thereby.

6.4. If Party A pays fees or fines to a third party due to any de facto state caused by Party B’s behavior or breach, Party B shall pay the fees in full within 10 days after receiving a written notice from Party A, failing which, Party A shall have the right to deduct the fees directly from the deposit.

Article 7 Rights and Obligations of Party B

7.1. Party B shall not sublease, transfer or lend the premises without authorization, and shall not use the premises for non-office purposes (warehouse, dormitory, etc.,);

7.2. Party B shall not use the leased premises to carry out illegal activities and harm the public interest;

7.3. Party B shall ensure compliance with the Interim Provisions on Park Management, the Interim Provisions on Renovation Management and other relevant management provisions formulated by Party A, which shall be attached to this Contract. Party B shall confirm receipt of them, read them carefully, and undertake to comply with the relevant provisions.

7.4. If Party B renovates the premises for business purposes, it shall not damage the structure and appearance of the premises. The air condensing units shall not be hung outdoors without authorization, but shall be placed in the designated location in the park. If there is any construction and alteration involving fire safety during the renovation, it is required to report to the relevant administrative departments in accordance with the national regulations. Before the renovation, Party B shall submit the plan to Party A in writing and shall only implement it with Party A’s approval; otherwise, Party B shall bear the economic losses caused thereby. Party B shall comply with the relevant regulations on renovation management formulated by Party A.

7.5. Elevators, stairs, passageways and other public spaces on the floor shall be for use by all users. Party B shall not interfere with the use of others.

7.6. Party B shall pay the rent, enterprise management service fee and other expenses on time.

Party B undertakes that if Party A stops the supply of water, electricity and other services to Party B due to Party B’s default of payment of rent, enterprise management service fee or other breach, Party B shall bear all losses (including but not limited to losses of production and operation of Party B) caused thereby, and shall not deduct from the rent, enterprise management service fee and other related expenses payable to Party A on the grounds that water and power outage affects its operation or causes other losses.

7.7. Party B shall comply with other regulations of Party A’s management department.

7.8. Party B shall strictly abide by China’s laws and regulations on the protection of intellectual property rights, and shall bear legal responsibilities for any infringement or violation of intellectual property rights.

7.9. When this Contract is rescinded or terminated, or Party B leaves the park in advance for various reasons, Party B shall promptly settle the rent and enterprise management service fee. Party B undertakes that all items in the office shall not be removed before all expenses are settled. If any item is forcibly removed, Party A shall have the right to interfere. If material losses and personnel injuries of either Party are caused thereby, Party B shall bear economic and legal liabilities.

7.10. When this Contract is rescinded or terminated, Party B shall, in addition to removing all kinds of removable equipment to be removed that belong to Party B in the leased premises, agree to give up the residual value of the renovation and leave it free of charge to the enterprise to settle in the future in order to reduce the demolition and renovation time, save social costs and reduce the interference to the enterprises around. Party A shall not compensate Party B in any form. If Party A requires Party B to remove the interior decoration, Party B must remove in full, restore the leased premises to the original state, and clean up. Party B shall bear the removal cost and garbage transport expenses, and shall also pay the rent and management fee during the period of removal and cleaning.

7.11. When this Contract is rescinded or terminated, if Party B fails to return the leased premises in time, Party B shall pay liquidated damages equivalent to twice the monthly rent and other fees to Party A from the next day until the date of return of the leased premises. In addition, Party B shall also compensate Party A for any other loss suffered by Party A. If Party B fails to evacuate and return the premises more than 15 days after this Contract is rescinded or terminated, it shall be deemed that Party B has abandoned all items in the leased premises, and Party A shall have the right to clear the premises and recover the premises by itself. Party B agrees not to claim compensation from Party A. The reasonable expenses for the clearance and restoration of the premises shall be paid by Party B or deducted from the deposit paid by Party B.

7.12. When Party B returns the leased premises, it shall not require Party A to buy the interior decoration and equipment funded by Party B.

7.13. Party B agrees to pay attention to relevant notices of municipal construction, water and power outage, etc., and shall not lodge any claims against Party A in this regard.

7.14. The ownership and right of use and publication related to the public area, façade (including the spaces of exterior elevations) and outdoor advertising space in the project for property where the leased premises are located shall be owned by Party A. Party B shall not post, hang or install pictures, light boxes or posters containing advertising content outdoors without written consent of Party A. Party B shall have the right to publish all kinds of advertisements in the leased premises, provided that the published commercial advertisements and service information should be healthy and true and comply with the requirements of the Advertising Law of the People’s Republic of China and relevant laws and regulations. Party A shall have the right to supervise and request rectification within a time limit.

7.15. Party B shall assist Party A in the management and publicity, education and cultural activities of the park, cooperate in the statistical work of the park, and timely report the statistical data related to high-tech business incubator required by relevant national and local departments to the park.

7.16. If Party B is an enterprise involved in biological and chemical R&D (non-production; production enterprises are required to complete the relevant formalities for project approval and pass the environmental impact assessment), except for R&D experiments, no hazardous chemicals (including but not limited to sulfuric acid, perchloric acid, benzene, methanol and other chemicals) and contraband (including but not limited to detonators, gunpowder, narcotics and intermediates, medical raw materials, drugs, etc., as well as products that must be produced only after the production permit has been obtained as specified by the state) shall be produced or prepared in the leased premises. If Party A finds that Party B has any of the above behaviors, Party A shall have the right to terminate this Contract and take back the premises at any time.

All legal consequences caused by Party B’s private production or preparation of the said contraband shall be borne by Party B. Any loss suffered by Party A as a result thereof shall also be borne by Party B.

Article 8 Party A may confiscate the deposit, terminate this Contract, stop the supply of water, electricity and other services, and take back the premises (Party B shall bear and be responsible for all losses caused, including Party B’s renovation) if Party B:

8.1. subleases, transfers or lends the premises or changes the purpose of the premises without authorization;

8.2. uses the leased premises for illegal activities;

8.3. has defaulted on the rent and enterprise management service fee for 2 months; (if Party B defaults on the rent, enterprise management service fee, etc., causing losses to Party A, Party B agrees that Party A shall then be entitled to dispose of its office furniture, office supplies and other assets left in the premises to offset the expenses owed by Party B. Party A reserves the right to hold Party B liable.)

8.4. demolishes and changes the load-bearing structure of the leased premises or intentionally damages the leased premises without written consent of Party A;

8.5. faces financial crisis or is to be liquidated or bankrupt;

8.6. has any assets in the premises that are seized.

Article 9 Change of the Lessor and the Lessee

9.1. If Party A transfers the property ownership to a third party, this Contract shall remain valid for the new property owner.

9.2. If Party A sells the premises, it shall notify Party B three months in advance.

9.3. If Party B terminates this Contract in advance, it shall notify Party A in writing one month in advance.

Article 10 Special provisions

10.1. Party B shall not give any property, kickback or other improper benefits to Party A’s employees; otherwise, once verified, Party A shall have the right to unilaterally increase the rent agreed herein by 20%-30%, and Party B shall accept this.

10.2. Party B confirms that during the lease term, the leased premises is also the valid notice address of Party B. Party A shall have the right to post the notice under this Contract on the doors, windows or walls of the leased premises. Such notice, once posted, shall be deemed to have been served on Party B and shall be deemed to have been known to Party B.

Article 11 Liability for breach

11.1. If either Party terminates this Contract in advance without justifiable reasons and causes economic losses to the other Party, it shall pay compensation.

11.2. If the Lessee delays in paying the rent, it shall pay the liquidated damages at 0.05% per day from the date of overdue, in addition to making the payment in full and in time.

Article 12 Liability exemption

Party B hereby expressly agrees and states that unless the following accidents and losses are caused by Party A’s intentional or gross negligence, Party A shall not be liable to Party B or any third party under any of the following circumstances. If the following losses are caused by a third party, Party A shall assist Party B to claim compensation from the third party:

12.1. Any economic loss or damage is caused to Party B by the defects or failures of public facilities (including, but not limited to, fire prevention, security equipment, air conditioning equipment) or other equipment in the property where the premises are located;

12.2. Any economic loss or damage is caused to Party B by the failure, fault or suspension of the supply of electricity, tap water, etc., in the property where the premises are located;

12.3. Any economic loss or damage is caused to Party B by theft or robbery in the property where the premises are located or in the premises;

12.4. Any economic loss or damage is caused to Party B by Party A’s restrictions on use of water, electricity and central air conditioning according to the circumstances due to the government’s restrictions on use of water, electricity and other public resources;

12.5. Necessary impact is caused by the normal maintenance of public facilities in the property where the premises are located;

12.6. The premises are damaged or Party B’s losses are caused by other force majeure.

Article 13 Dispute resolution

13.1. Any dispute arising during the performance of this Contract shall be settled by both Parties through negotiation. If the negotiation fails, a lawsuit may be filed with Taicang People’s Court.

13.2. If Party A files a lawsuit due to Party B’s breach, Party A shall have the right to claim against Party B for the attorney fees incurred.

Article 14 For matters not covered herein, supplementary provisions shall be made in accordance with the relevant provisions of the Civil Code of the People’s Republic of China through negotiation between the Parties hereto. The supplementary provisions shall have the same effect as this Contract.

Article 15 This Contract shall be made in quadruplicate, with each Party holding two copies.